

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

March 27, 2008

By Facsimile and U.S. Mail

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199

> **RE: NSTAR**
> **File No. 1-14768**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 11, 2008**
>
> **NSTAR Electric Company**
> **File No. 1-02301**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on February 15, 2008**

Dear Mr. May:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

NSTAR

The ability of NSTAR to maintain future cash dividends at the level currently paid to shareholders is dependent upon the ability of its subsidiaries to pay dividends to NSTAR, page 14

1.  We read your statement, "as the holding company's sources of cash are limited to dividends from its subsidiaries and external borrowings, the ability to maintain future cash dividends at the level currently paid to shareholders will be dependent upon earnings of NSTAR's subsidiaries." Please quantify for us, if applicable, the amount of restricted net assets of consolidated and equity method investees. Please refer to Rule 4-08(e) of Regulation S-X.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53

2.  You indicate that you have no market risk associated with your commodity contracts. We understand that you may not have earnings risk as a regulated utility, but we assume the Company still has cash flow risk with regard to such contracts. Prospectively, please enhance your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K.

Note A. Business Organization and Summary of Significant Accounting Policies, page 59
16. Purchase and Sales Transactions with ISO-NE, page 63

3.  We noted that during 2007 and 2006, as part of your normal business operations, NSTAR Electric transacted with ISO-NE to sell energy entitlements from all of its remaining long-term energy supply resources. NSTAR Electric records the net effect of transactions with the ISO-NE as an adjustment to purchased power and transmission expense. Please provide to us your analysis supporting the accounting for such transactions and prospectively disclose the impact on purchased power and transmission expense.

Note E. Derivative Instruments, page 67

4.  You indicate that the majority of NSTAR's gas supply contracts do not qualify for the normal purchases and sales exception; however, these contracts contain market based pricing mechanisms, and therefore, no adjustments are required. With the recent volatility in the commodities markets it would be beneficial to the reader if you elaborated on your open contracts. Explain to us the contracts entered into, the objectives for such contracts, and the Company's risk management policy with regard to such contracts. Lastly, disclose the amounts which have been recorded in your income statement. Please update your disclosure prospectively. See paragraph 44 of SFAS no. 133.

Note N. Commitments and Contingencies, page 87
5. Environmental Matters, page 90

5.  We noted your disclosure that the DPU has approved recovery of costs associated
    with MGP sites over a seven-year period, without carrying costs.  As of
    December 31, 2007 and 2006, NSTAR recorded a liability of approximately
    $10.1 million and $3.2 million, respectively, as an estimate for site cleanup costs
    for several MGP sites for which NSTAR Gas was previously cited as a potentially
    responsible party.  Please explain how you estimate environmental liabilities, the
    dates the liabilities were recorded, and when the DPU approved the recovery of
    the MGP costs.  See SAB Topic no. 10F.

Note H. Stock Based Compensation, page 78

6.  If applicable, please disclose any compensation cost capitalized.  See paragraph
    A240.g(1)(b) of SFAS no. 123R.

NSTAR Electric Co

General

7.  Please address any comments noted above which may be applicable to NSTAR
    Electric Co.

Regulatory Proceedings – DPU, page 20
Basic Service Bad Debt Adder, page 21

8.  We note your disclosure stating, "however, on June 28, 2007, the DPU issued an
    order approving the implementation of a revised basic service rate but required
    NSTAR Electric to reduce distribution rates by the increase in its basic service
    bad debt charge-offs.  Such action would effectively eliminate the fully
    reconciling nature of the basic service bad debt adder."  In this regard, we noted
    that implementation of this order would result in a $14 million charge of an
    established regulatory asset related to the basic service bad debt costs.  Please
    provide to us your regulatory and accounting assessment which supports the
    continued carrying value of the asset.

          Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter with your responses to our

comments and provide any requested supplemental information.  Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,


Michael Moran
Branch Chief Accountant